Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 4, 2012

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012 and Supplement No. 2, dated August 13, 2012 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1 to August 31, 2012, for each of our classes of common stock; and

•	updated risk factors relating to an investment in us.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1 to August 31, 2012:

Date	NAV per Share
	Class E	Class A	Class W	Class I
August 1, 2012	$6.69	$6.69	$6.69	$6.69
August 2, 2012	$6.69	$6.69	$6.69	$6.69
August 3, 2012	$6.69	$6.69	$6.69	$6.69
August 6, 2012	$6.69	$6.69	$6.69	$6.69
August 7, 2012	$6.69	$6.69	$6.69	$6.69
August 8, 2012	$6.69	$6.69	$6.69	$6.69
August 9, 2012	$6.69	$6.69	$6.69	$6.69
August 10, 2012	$6.69	$6.69	$6.69	$6.69
August 13, 2012	$6.68	$6.68	$6.68	$6.68
August 14, 2012	$6.68	$6.68	$6.68	$6.68
August 15, 2012	$6.68	$6.68	$6.68	$6.68
August 16, 2012	$6.68	$6.68	$6.68	$6.68
August 17, 2012	$6.68	$6.68	$6.68	$6.68
August 20, 2012	$6.68	$6.68	$6.68	$6.68
August 21, 2012	$6.67	$6.67	$6.67	$6.67
August 22, 2012	$6.67	$6.67	$6.67	$6.67
August 23, 2012	$6.67	$6.67	$6.67	$6.67
August 24, 2012	$6.67	$6.67	$6.67	$6.67
August 27, 2012	$6.67	$6.67	$6.67	$6.67
August 28, 2012	$6.67	$6.67	$6.67	$6.67
August 29, 2012	$6.67	$6.67	$6.67	$6.67
August 30, 2012	$6.67	$6.67	$6.67	$6.67
August 31, 2012	$6.67	$6.67	$6.67	$6.67

On any day, our share sales and redemptions will be made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

Risk Factors

The following risk factors replace and/or supplement the risk factors found in the Prospectus.

The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, acts of God, terrorism, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. The NAV per share of each class of our common stock as published on any given day may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. Additionally, we will be dependent on our Advisor to be reasonably aware of material events specific to our properties (such as tenant disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Firm so that the information may be reflected in our real estate portfolio valuation. Furthermore, although we may have information that suggests a change in value of a property may have occurred, there may be a delay in the resulting change in value being reflected in our NAV until such information is appropriately reviewed, verified and processed. For example, we may receive an unsolicited offer, from an unrelated third-party, to sell one of our assets at a price that is materially different than the price included in our NAV. However, we will not change the value of such asset until all available information is thoroughly reviewed, verified and processed, such as the offeror’s ability to perform, the validity of the offer price absent sufficient due diligence, the presence of a binding contract, and other information as appropriate. As a result, the NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation procedures. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Because our NAV per share exceeds our net tangible book value per share, investors in our offerings will experience immediate dilution in the net tangible book value of their shares.

We are currently offering shares in our primary and distribution reinvestment plan offerings at the then-applicable NAV per share plus, for Class A shares sold in the primary offering only, applicable selling commissions. These amounts exceed our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net lease intangibles (both assets and liabilities), deferred financing costs and deferred lease revenues) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the Company in accordance with our investment objectives. For example, if our assets have appreciated in value since acquisition, or depreciated in a manner that is different than GAAP straight-line depreciation, our net tangible book value would not reflect this. Our net tangible book value reflects dilution in the value of our common stock from our primary public offerings and distribution reinvestment plan issue prices as a result of (i) operating losses, which reflect accumulated depreciation and amortization and impairments of real estate investments as well as the fees and expenses paid to our Advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offerings, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of June 30, 2012, our net tangible book value per share was $2.95, which is net of intangible lease assets and liabilities of $1.49 per share and accumulated depreciation of $2.18 per share.

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